Exhibit 3.4

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
INTERMUNE, INC.

INTERMUNE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST:  The name of the Corporation is INTERMUNE, INC.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware was February 10, 2000.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Article IV, Section A shall be amended and restated to read in its entirety as follows:

“A.          Classes of Stock.    This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is fifty-six million (56,000,000) shares. Fifty-one million (51,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).”

FOURTH:  Thereafter, pursuant to a resolution of the Board of Directors, the foregoing amendment to the Corporation’s Certificate of Incorporation was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, INTERMUNE, INC. has caused this Certificate of Amendment to be signed by its Executive Vice President of Legal Affairs, its authorized officer, this 3rd day of July, 2003.

INTERMUNE, INC.

By:	/s/ STEPHEN N. ROSENFIELD
Stephen N. Rosenfield
Executive Vice President of Legal Affairs